Mobilized Entertainment, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501
(866) 815-2677

VIA EDGAR

October 1, 2010

Katherine Wray, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:           Registration Statement on Form S-1
Mobilized Entertainment, Inc. File No. 333-161033

Dear Ms. Wray:

Reference is made Mobilized Entertainment, Inc. (the “Company”) and the Company’s registration statement on Form S-1, File No. 333-161033 (the “Registration Statement”).  Pursuant to Rules 460 and 461 of the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the Registration Statement so that it shall be effective at 9:00 AM (EST) on Thursday, October 7, 2010, or as soon thereafter as practicable.

We further acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Kevin Day
Kevin Day
President
Cc: James Vandeberg, Esq.